UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 24, 2022

My Racehorse CA LLC

(Exact name of issuer as specified in its charter)

Nevada	83-0848007
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

120 Kentucky Avenue Suite 110 Lexington KY 40508

(Full mailing address of principal executive offices)

888-697-2234

(Issuer’s telephone number, including area code)

Series Palace Foal Interests; Series De Mystique ’17 Interests, Series Martita Sangrita 17 Interests; Series Daddy’s Joy Interests; Series Vertical Threat Interests; Series Shake it Up Baby Interests; Series Tizamagician Interests; Series Power Up Paynter Interests; Series Two Trail Sioux 17 Interests; Series Wayne O Interests; Series Big Mel Interests; Series Amandrea Interests; Series Keertana 18 Interests; Series Sunny 18 Interests; Series Lazy Daisy Interests; Series New York Claiming Package Interests; Series The Filly Four Interests; Series Lane Way Interests; Series Mo Mischief Interests; Series Deep Cover Interests; Series Big Mel Interests (Addtl. 9% Interest); Series Sunny 18 Interests (Addtl. 9% Interest); Series Authentic Interests; Series Storm Shooter Interests; Series Thirteen Stripes Interests; Series Naismith Interests; Series NY Exacta Interests; Series Apple Down Under 19 Interests; Series Just Louise 19 Interests; Series Lost Empire 19 Interests; Series Man Among Men Interests; Series Frosted Oats Interests; Series Tapitry 19 Interests; Series Classofsixtythree 19 Interests; Series Cayala 19 Interests; Series Margaret Reay 19 Interests; Series Awe Hush 19 Interests; Series Exonerated 19 Interests; Series Speightstown Belle 19 Interests; Series Consecrate 19 Interests; Series Latte Da 19 Interests; Series Midnight Sweetie 19 Interests; Series Ambleside Park 19 Interests; Series Athenian Beauty 19 Interests; Series Future Stars Stable Interests; Series Collusion Illusion Interests; Series Got Stormy Interests; Series Social Dilemma Interests; Series Carrothers; Series Going to Vegas; Series Ari the Adventurer 19; Series Wonder Upon a Star 19; Series Echo Warrior 19; Series Silverpocketsfull 19; Series Who’sbeeninmybed 19; Series Into Summer 19; Series Mrs Whistler; Series Race Hunter 19; Series Co Cola 19; Series Vow; Series You Make Luvin Fun 19; Series Miss Sakamoto; Series Courtisane 19; Series Grand Traverse Bay 19; Series Our Miss Jones 19; Series Margarita Friday 19; Series Queen Amira 19; Series Salute to America; Series Desire Street 19; Series Duke of Love; Series War Safe; Series Tufnel; Series Classic Cut; Series Essential Rose 20; Series Who Runs the World; Series Balletic; Series Song of Bernadette 20;Series Daring Dancer 20; Series Grand Traverse Bay 20; Series Chad Brown Bundle; Series Fenwick Hall 20; Series Le Relais 20; Series Spirit 20

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Title of each class of securities issued pursuant to Regulation A

Item 9.	Other Events

As of July 24, 2022, Experiential Squared, Inc. (the “Manager”), the manager of My Racehorse CA LLC (the “Company”) is closing the account for Series Awe Hush 19 that holds an ownership interest in Can’t Hush This, a 2019 gelding, due to the fact the gelding was purchased by a third party for $30,000 in a claiming race at Ellis Park on Sunday July 24, 2022. A 90% interest of Can’t Hush This was held as the sole Underlying Asset for Series Awe Hush 19. A 10% interest of Can’t Hush This was also held as one of several Underlying Assets held by Series Future Stars Stable.

The Manager will distribute to members of Series Awe Hush 19 such member’s pro rata share of all of the remaining assets, if any, (which only consist of cash) of Series Awe Hush 19, after accounting for (i) the claiming proceeds and the remaining balance of unused insurance and unused cash reserves for upkeep fees, training, and prepaid expenses, if any (ii) less related fees, liabilities, and expenses, including but not limited to a due diligence fee, management fee, and offering expenses, if any, owed to the Manager in connection with operating Series Awe Hush 19 (collectively, the “Expenses”).

The Company intends to remit such distributions within sixty (60) days from the date of this Current Report on Form 1-U (the “Current Report.”)

After making the distribution payment, if any, to members of Series Awe Hush 19, net of any and all Expenses, the Manager intends to terminate and wind-up Series Awe Hush 19 because Series Awe Hush 19 would no longer have any assets or liabilities.

Series Future Stars Stable will continue on as is and not dissolve or distribute any proceeds as significant additional assets remain.

The information set forth under Item 9 of this Current Report contains forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed in these forward-looking statements.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MY RACEHORSE CA LLC

Dated: July 27, 2022	By:	Experiential Squared, Inc., its Manager

	By:	/s/ Michael Behrens
Name: Michael Behrens
Title: Chief Executive Officer

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